Exhibit 12.1

BZ Intermediate Holdings LLC

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2010		Year Ended December 31,
			2009		2008
Available earnings:
Income (loss) before income taxes	$(19,307)		$168,170		$(47,709)
Fixed charges	17,981		80,877		88,485

Total earnings (losses) before fixed charges	$(1,326)		$249,047		$40,776

Fixed charges:
Interest expense	$16,445		$74,263		$82,945
Capitalized interest	—		—		71
Interest factor related to noncapitalized leases	1,536		6,614		5,469

Total fixed charges	$17,981		$80,877		$88,485

Ratio of earnings to fixed charges	—	x	3.08	x	0.46	x
Excess of fixed charges over earnings before fixed charges	$19,307		$—		$47,709